BB 3/17

05038500

ITEDSTATES
)EXCHANGECOMMISSION
ngton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERLIND SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH BROADWAY
(No. and Street)

WHITE PLAINS (City) NEW YORK (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARVEY SILVESTER (914) 761-6665
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARDINO TOCCI & GOLDSTEIN LLP
(Name – *if individual, state last, first, middle name*)

122 EAST 42ND STREET, SUITE 1518 (Address) NEW YORK (City) NEW YORK (State) 10168 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/22

OATH OR AFFIRMATION

I, HARVEY SILVESTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERLIND SECURITIES INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

4/28/05

Notary Public

PETER L. LEVINSON
Notary Public, State of New York
No. 01LE4859609
Qualified in Westchester County
Commission Expires May 19, 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Independent Auditors Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

BERLIND SECURITIES INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

ONE NORTH BROADWAY [20]
(No. and Street)

WHITE PLAINS [21] **NY** [22] **10601** [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-25188 [14]
FIRM ID NO.
13-3036764 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
01/01/04 [24]
AND ENDING (MM/DD/YY)
12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

HARVEY SILVESTER [30] **(914)761-6665** [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [✓] 41
CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18TH day of FEBRUARY 20 05
Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
BERLIND SECURITIES INC.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]

SEC FILE NO. 8-25188 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 5,630	200			$ 5,630	750
2. Receivables from brokers or dealers:						
A. Clearance account	13,987	295				
B. Other		300	$	550	13,987	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	144,871	424				
E. Spot commodities		430			144,871	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreemennts, at cost-net of accumulated depreciation and amortization.		490		680		920
11. Other assets		535	326,107	735	326,107	930
12. Total Assets	$ 164,488	540	$ 326,107	740	$ 490,595	940

OMIT PENNIES

BROKER OR DEALER
BERLIND SECURITIES INC. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value:					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		59,900	1205		1385	59,900	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 59,900	1230	$	1450	$ 59,900	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			200	1792
C. Additional paid-in capital			62,300	1793
D. Retained earnings			368,195	1794
E. Total			430,695	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 430,695	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 490,595	1810

OMIT PENNIES

BROKER OR DEALER

BERLIND SECURITIES INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 430,695	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			430,695	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 430,695	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 326,107	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(326,107)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 104,588	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,806	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(2,806)	3740
10. Net Capital			$ 101,782	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,993	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,782	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	95,792	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	59,900	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	59,900	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	59	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC.

For the period (MMDDYY) from **01/01/04** [3932] to **12/31/04** [3933]

Number of months included in this statement **12** [3931]

REVENUE — STATEMENT OF INCOME (LOSS)

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 121,574	3935
b. Commissions on listed option transactions	7,011	3938
c. All other securities commissions	33,513	3939
d. Total securities commissions	162,098	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	41,148	3995
9. Total revenue	$ 203,246	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			52,793	4120
11. Other employee compensation and benefits			77,970	4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			4,992	4195
15. Other expenses			185,213	4100
16. Total expenses			$ 320,968	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (117,722)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (117,722)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	9,448	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC.

For the period (MMDDYY) from **01/01/04** to **12/31/04**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ **548,417**	4240
A. Net income (loss)			**(117,722)**	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ **430,695**	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

BERLIND SECURITIES INC. as of **12/31/04**

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 .... ______ [4550]

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **WEXFORD CLEARING SERVICE CORP.** [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2004 [8004]
or if less than 12 months

Report for the period beginning ____ [8005] **and ending** ____ [8006]

MM DD YY: 1/1/2004 — MM DD YY: 12/31/2004

SEC FILE NUMBER 8-25188 [8011]

1. NAME OF BROKER DEALER		OFFICIAL USE ONLY	
BERLIND SECURITIES INC. [8020]	**N 9**		[8021]
	Firm No	M M Y Y	

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	8053		8057
NAME :	8054		8058
NAME :	8055		8059
NAME :	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:		
(a) equity securities . . . . (enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals . . . . (enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)		
(a) Public customer accounts		8080
(b) Omnibus accounts		8081
10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No)	2	8085

NYSE

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	2	8102

14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code 1=Yes 2=No) | 1 | 8111

18. Number of branch offices operated by respondent . . . . | | 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No) . . . . | 2 | 8130

(b) Name of parent or affiliate ____________________ 8131

(c) Type of institution ____________________ 8132

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank
(enter applicable code 1=Yes 2=No) | 2 | 8113

21. (a) Respondent is a subsidary of a registered broker-dealer
(enter applicable code 1=Yes 2=No) | 2 | 8114

(b) Name of parent ____________________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code 1=Yes 2=No) | 1 | 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code 1=Yes 2=No)* | 2 | 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . $ | | 8118

***Required in any Schedule I filed for the calendar year 1978 and succeeding years**

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Financial Statements and Supplementary Information Year Ended December 31, 2004

With
Independent Auditors' Report

BERLIND SECURITIES, INC.

(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Year Ended December 31, 2004

TABLE OF CONTENTS

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

To the Board of Directors and Stockholders of
Berlind Securities, Inc.:

We have audited the accompanying statement of financial condition of Berlind Securities, Inc. (a wholly owned subsidiary of Berlind Group, Inc.) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berlind Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tardino Tocci & Goldstein LLP

New York, New York
February 18, 2005

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 5,630
Due from clearing broker (Note 3)	158,858
Advances to Berlind Group, Inc. (Note4)	324,277
Security deposit	1,830
Total assets	$ 490,595

Liabilities and Stockholders' Equity

Accrued expenses	$ 54,868
Payroll taxes payable	4,032
Corporation taxes payable	1,000
Total liabilities	59,900

Commitments and Contingencies (Note3)

Stockholders' Equity

Common stock, $2.00 par value, 100 shares authorized, 100 shares issued and outstanding.	200
Additional paid-in-capital	62,300
Retained earnings	368,195
Total stockholders' equity	430,695
Total liabilities and stockholders' equity	$ 490,595

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Income
For The Year Ended December 31, 2004

Revenues:	
Commission income	$ 162,099
Sublease income (Note 3)	36,010
Other income	5,138
Total revenues	203,247
Expenses:	
Auto expense	2,099
Employee benefits	37,785
Equipment rental	7,463
Filing fees	4,992
Insurance	2,549
Legal and accounting	35,707
Occupancy costs (Note 3)	55,112
Office expense	5,340
Office supplies	2,161
Salaries and wages	85,756
Payroll taxes	7,223
Postage	231
Training and seminar registration	682
Telephone	3,967
Litigation settlement (Note 7)	45,000
Total expenses	296,067
Loss before income taxes	(92,820)
Provision for income tax expense (Note 5)	24,902
Net Loss	$ (117,722)

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2004

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2004	100	$200	$62,300	$485,917	$548,417
Net Loss	--	--	--	(117,722)	(117,722)
Balance at December 31, 2004	100	$200	$62,300	$368,195	$430,695

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (117,722)
Adjustments to reconcile net loss to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Due from clearing broker	36,044
Commissions receivable	2,455
Advance to Berlind Group	2,890
Prepaid expense	1,458
Deferred taxes asset	23,863
Increase (decrease) in operating liabilities:	
Accrued expenses	52,258
Payroll taxes	158
Corporation taxes payable	(143)
Net cash provided by operating activities	1,261
Net increase in cash	1,261
Cash at beginning of year	4,369
Cash at end of year	$ 5,630
Supplemental disclosure of cash flow information:	
Income taxes payments	$ 39

The accompanying notes are integral part of these financial statements

Note 1 - Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company's principal line of business is conducting securities transactions for its customers. The company clears its securities on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from the provisions of SEC rule 15c3-3, and is not responsible for compliance with section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2004. The Company is a New York Corporation that is a wholly owned subsidiary of Berlind Group, Inc. (Parent).

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission receivable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Tax." This standard requires the use of liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income tax reporting purpose.

Note 3 - Commitments and Contigencies

(a) Office leases:

The Company has several non-cancelable operating leases including office facilities and business equipment that expire at various dates through September 30, 2007. For the year ended December 31, 2004, equipment rental and office occupancy aggregated $7,463 and $55, 112, respectively.

During October 2002, the Company subleased a portion of its office space on a month-to-month tenancy basis for $2,000 per month. Sublease income amounted to $36,010 during 2004 as the subtenant assumed the total amount of the lease.

Future minimum lease payments, by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more are as follows

Years Ending December 31,	Amounts
2005	42,629
2006	42,629
2007	31,972
	$117,230

Note 3 - Commitments and Contigencies (continued)

(b) Concentrations of Credit Risk

The Company is engaged in conducting securities transactions for its customers in which counterparties include a broker-dealer. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(c) Contingencies

In the normal course of business the Company has been involved as a defendant in a legal action. However, management, after consultation with legal counsel, intends to vigorously defend their position and is of the opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Note 4 - Advances to Berlind Group. Inc. - Related party Transactions

During 2004, the Company had transactions with its parent totaling $2,890 resulting from a refund of corporation taxes.

Note 5 - Income Taxes

The income tax provision (benefit) consist of:

Current state tax expense:	$ 1,039
Deferred tax benefit:	
Federal	(7,000)
State	(4,000)
Increase in valuation allowance	34,863
	23,863
Provision for income tax expense	$ 24,902

Note 5 - Income Taxes (continued)

As of December 31, 2004, the Company has net operating loss carry forwards available for fed eral and New York income tax purposes expiring as follows:

Expiration	
December 31, 2021	$ 46,497
December 31, 2022	43,275
December 31, 2023	54,106
December 31, 2024	47,820
	$ 191,698

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. A valuation allowance of $34,863 was established at December 31,2004.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined in rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $101,782 which was $1,782 in excess of its required net capital of $100,000. The Company's net capital ratio was .589 to 1.

Note 7 - Subsequent Events

Management in consideration of market conditions and the company's net capital ratio at December 31, 2004 of less than 1.0 has decided to cease doing business as a registered broker-dealer and will file the appropriate declarations with all regulatory agencies by February 28, 2005.

During January 2005 management settled a customer lawsuit in the amount of $45,000.

Supplementary Information

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital		
Stockholders' equity		$ 430,695
Deductions:		
Non-allowable assets:		
Advances to Berlind Group	$ 324,277	
Other assets	1,830	
Total non-allowable assets		(326,107)
Net capital before haircuts on securities positions		104,588
Haircuts on securities:		
Other securities		(2,806)
Net capital		$ 101,782
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued expense		54,868
Payroll taxes payable		4,032
Corporation taxes payable		1,000
Total aggregate indebtedness		$ 59,900
Computation of basic net capital requirement		
Minimum net capital required		$ 100,000
Excess net capital at 1,500 percent		$ 92,797
Excess net capital at 1,000 percent		$ 95,792
Ratio: aggregate indebtedness to net capital		.589 to 1

See independent auditors' report.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Corresponding Unaudited Form X-17A-5 Part IIA Filing

December 31, 2004

Net capital, as reported in the Company's unaudited Part IIA FOCUS Report		$ 153,882
Adjustments affecting Company's ownership equity – increase (decrease):		
Accrued expenses	51,100	
Corporation taxes	1,000	
		(52,100)
Net capital per Schedule I		$ 101,782

See independent auditors' report.

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Berlind Securities, Inc.
One North Broadway
White Plains, New York 10601

Gentlemen:

In planning and performing our audit of the financial statements of Berlind Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Berlind Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission and The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Tardino Tocci & Goldstein LLP

New York, New York
February 18, 2005